SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (Amendment No. 4)

                          METRO-GOLDWYN-MAYER INC.

                     (Name of Subject Company (Issuer))

                            TRACINDA CORPORATION
                               KIRK KERKORIAN
                    (Name of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 591610100
                   (CUSIP Number of Class of Securities)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                      150 South Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638

                                  Copy to:

                            Jeffrey Bagner, Esq.
                          Warren S. de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         Calculation of Filing Fee

    Transaction Valuation*                         Amount of Filing Fee**
    ---------------------                          --------------------
        $240,000,000                                     $19,416
..........................................

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 15,000,000 shares of the subject company (number of shares sought) by $16.00 (the purchase price per share offered by the Purchasers (as defined below)).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Tracinda Corporation and Kirk Kerkorian.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,416             Filing Party: Tracinda Corporation
                                                          Kirk Kerkorian
Form or Registration Number: Schedule To-T  Date Filed:   August 21, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                               SCHEDULE 13D/A

CUSIP No. 591610100
------ ------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of above person

             TRACINDA CORPORATION
------ ------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group

              (a) [_]
              (b) [_]

------ ------------------------------------------------------------------------
3      SEC Use Only

------ ------------------------------------------------------------------------
4      Source of Funds

              BK

------ ------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


------ ------------------------------------------------------------------------
6      Citizenship or Place of Organization

              Nevada

-------------------- --- ------------------------------------------------------
     NUMBER OF      7   Sole Voting Power

                        168,949,644
     SHARES

   BENEFICIALLY

    OWNED BY

------------------- --- -------------------------------------------------------
     EACH           8   Shared Voting Power
                              0
    REPORTING
------------------- --- -------------------------------------------------------
     PERSON         9   Sole Dispositive Power

      WITH                    168,949,644

------------------- --- -------------------------------------------------------
                    10  Shared Dispositive Power
                              0

------ ------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

                        168,949,644


------ ------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes
       Certain  [_]


------ ------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

              69.0%

------ ------------------------------------------------------------------------
14     Type of Reporting Person

              CO

------ ------------------------------------------------------------------------

                               SCHEDULE 13D/A

CUSIP No. 591610100

------ ------------------------------------------------------------------------
1      Name of Reporting Person

       S.S. or I.R.S. Identification No. of above person

             KIRK KERKORIAN
------ ------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group

              (a) [_]
              (b) [_]

------ ------------------------------------------------------------------------
3      SEC Use Only

------ ------------------------------------------------------------------------
4      Source of Funds

              PF

------ ------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------ ------------------------------------------------------------------------
6      Citizenship or Place of Organization

              U.S.A.

-------------------- --- ------------------------------------------------------
     NUMBER OF      7   Sole Voting Power

                              178,949,644
     SHARES

   BENEFICIALLY

    OWNED BY

------------------- --- -------------------------------------------------------
     EACH           8   Shared Voting Power
                              0
    REPORTING
------------------- --- -------------------------------------------------------
     PERSON         9   Sole Dispositive Power

      WITH                    178,949,644

------------------- --- -------------------------------------------------------
                    10  Shared Dispositive Power
                              0

------ ------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

              178,949,644

------ ------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  [_]


------ ------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

              73.1%

------ ------------------------------------------------------------------------
14     Type of Reporting Person

              IN

------ ------------------------------------------------------------------------

          This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement of Tracinda Corporation and Kirk Kerkorkian (collectively, the "Purchasers") on Schedule TO originally filed with the Securities and Exchange Commission on August 21, 2003, as supplemented and amended by Amendment No. 1, filed on August 21, 2003, Amendment No. 2, filed on September 4, 2003, and Amendment No. 3, filed on September 25, 2003 (as amended, the "Schedule TO"), relating to the tender offer by the Purchasers for up to 15,000,000 shares of common stock, par value $.01 per share, of Metro-Goldwyn-Mayer Inc., a Delaware corporation ("MGM"), at a purchase price of $16.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 21, 2003, and in the related letter of transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

          The information in the Offer to Purchase and the related letter of transmittal is incorporated in this Amendment No. 4 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 4 AND 8.

          Items 4 and 8 are hereby amended and supplemented as follows:

          The Offer expired at 5:00 p.m., New York City time, on Thursday, October 2, 2003. Based on a preliminary count by the depositary for the Offer, 65,443,897 shares of MGM common stock were tendered and not withdrawn, including 18,580,299 shares that were tendered through notice of guaranteed delivery. Tracinda Corporation will purchase 5,000,000 shares, resulting in an increase in its beneficial ownership from 163,949,644 shares to 168,949,644 shares, or from approximately 66.9% to approximately 69.0% of MGM's outstanding common stock. Mr. Kerkorian will purchase 10,000,000 shares, resulting in an increase in his beneficial ownership (including shares beneficially owned by Tracinda Corporation) from 163,949,644 shares to 178,949,644 shares, or from approximately 66.9% to approximately 73.1% of MGM's outstanding common stock.

ITEM 11.

          Item 11 is hereby amended and supplemented by adding the following to the end thereof:

          On October 2, 2003, the Purchasers issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Thursday, October 2, 2003. A copy of this press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 12.

          Item 12 is hereby amended to add the following exhibit:

          (a)(10)Press Release issued on October 2, 2003

                                 SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2003

                            TRACINDA CORPORATION


                            By:   /s/ Anthony L. Mandekic
                                  ---------------------------
                                  Name: Anthony L. Mandekic
                                  Title: Secretary/Treasurer



                            KIRK KERKORIAN

                            By:   /s/ Anthony L. Mandekic
                                  ---------------------------
                                  Name: Anthony L. Mandekic
                                  Title: Attorney-in-Fact*


*Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D, filed by Tracinda Corporation and Kirk Kerkorian on November 18, 1997.

                               EXHIBIT INDEX

Exhibit       Description
-------       -----------
(a)(1)        Offer to Purchase, dated August 21, 2003*
(2)           Letter of Transmittal*
(3)           Notice of Guaranteed Delivery*
(4)           Letter to Brokers, Dealers, Commercial Banks, Trust Companies
              and Other Nominees*
(5)           Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees*
(6)           Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9*
(7)           Press Release issued August 21, 2003*
(8)           Form of Election for Participants in the Company Stock Fund
              under the MGM Savings Plan**
(9)           Press Release issued by MGM on September 24, 2003***
(10)          Press Release issued October 2, 2003****
(b)(1)(A)     Second Amended and Restated Credit Agreement, dated August 16,
              2000, among Tracinda, Bank of America, N.A., and other financial institutions (the "Credit Agreement")*
(b)(1)(B)     Amendment No. 1 to the Credit Agreement, dated as of
              October 16, 2000*
(b)(1)(C)     Amendment No. 2 to the Credit Agreement, dated
              as of January 18, 2001*
(b)(1)(D)     Amendment No. 3 to the Credit Agreement, dated as of
              October 1, 2001*
(b)(1)(E)     Amendment No. 4 to the Credit Agreement, dated as of
              July 26, 2002*
(b)(1)(F)     Amendment No. 5 to the Credit Agreement, dated as of
              March 28, 2003*
(b)(1)(G)     Amendment No. 6 to the Credit Agreement, dated as of
              June 27, 2003*
(d)(1)(A)     First Amended and Restated Pledge Agreement, dated as of
              October 30, 1996, by and between Tracinda and Bank of America National Trust and Savings Association
              (the "Pledge Agreement")*
(d)(1)(B)     Amendment No. 1 to the Pledge Agreement, dated as of
              August 16, 2000*
(d)(1)(C)     250 Rodeo Pledge Agreement, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the "250 Rodeo Pledge Agreement")*
(d)(1)(D)     Amendment No. 1 to 250 Rodeo Pledge Agreement, dated as of
              August 16, 2000*
(d)(1)(E)     Continuing Guaranty, dated as of August 28, 1998, by and between
              250 Rodeo, Inc. and Bank of America National Trust and Savings
              Association (the "Continuing Guaranty")*
(d)(1)(F)     Amendment No. 1 to the Continuing Guaranty, dated as
              of August 16, 2000*
(d)(2)(A)     Form of Amended and Restated Shareholders Agreement, dated as of August 4, 1997, by and among the Company, Seven Network
              Limited, Tracinda, Metro-Goldwyn-Mayer Studios Inc.,
              Frank Mancuso and Other Parties Specified on the Signature Page
              (incorporated by reference to Exhibit 10.24 of the Company's
              Registration Statement on Form S-1, as amended (Commission
              File No. 333-35411))
(d)(2)(B)     Form of Waiver and Amendment No. 1 to Amended and Restated
              Shareholders Agreement dated as of August 8, 1998 (incorporated by reference to Exhibit 10.28 of the Company's Registration
              Statement on Form S-1, as amended (Commission File No.
              333-60723))
(d)(2)(C)     Form of Amendment No. 2 to Amended and Restated Shareholders
              Agreement, dated September 1, 1998 (incorporated by reference to
              Exhibit 10.29 of the Company's Registration Statement on Form
              S-1, as amended (Commission File No. 333-60723))
(d)(2)(D)     Form of Waiver and Amendment No. 3 to Amended and Restated
              Shareholders Agreement (incorporated by reference to Exhibit
              10.35 of the Company's annual report on Form 10-K filed on March 30, 1999 (Commission File No. 001-13481))
(d)(2)(E)     License Agreement, dated as of February 29, 1980, by and between
              Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE) (the "License Agreement")*
(d)(2)(F)     Amendment to License Agreement, dated as of August 6, 1998, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)*
(d)(2)(G)     Second Amendment to License Agreement, dated as of June 19,
              2000, by and between successors to Metro-Goldwyn-Mayer Film Co.
              and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)*
(d)(2)(H)     Merchandise License Agreement, dated as of December 1, 2000, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion
              Corp., and MGM MIRAGE Retail*
(d)(2)(I)     License Agreement, dated as of July 2001, by and between MGM
              Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM Grand
              Hotel, LLC*
(g)           Not Applicable (h) Not Applicable

              *    Previously filed with Schedule TO on August 21, 2003
              ** Previously filed with Amendment No. 1 to the Schedule TO on August 21, 2003
              *** Previously filed with Amendment No. 3 to the Schedule TO on September 25, 2003
              **** Filed herewith